UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cocrystal Pharma, Inc.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

19188J409
(CUSIP Number)

April 4, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J409	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Fred Hassan
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		1,015,229 shares of Common Stock (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,015,229 shares of Common Stock (1)
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,229 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0% (2)
12	TYPE OF REPORTING PERSON
IN

(1)	Represents outstanding shares of the Issuer’s common stock over which the Reporting Person has dispositive control. See Item 5.

(2)	Based on 10,173,790 shares of common stock outstanding as of April 10, 2023. The percentage reflected in the table above is rounded up to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13G. The actual percentage is approximately 9.978%.

CUSIP No. 19188J409	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Cocrystal Pharma, Inc.

(b)	Address of Issuer:

19805 North Creek Parkway, Bothell, WA 98011

Item 2. Identity and Background.

(a)	Name of Person Filing:

Fred Hassan

(b)	Address of Principal Business Office or, if none, Residence:

6010 Le Lac Rd., Boca Raton, FL 33496

(c)	Citizenship or Place of Organization:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

19188J409

Item 3.

Not applicable.

CUSIP No. 19188J409	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 10,173,790 shares of Common Stock reported to be outstanding as of April 10, 2023.

(c)	The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(d)	The Reporting Persons beneficially owns 1,015,229 shares of the Issuer’s common stock. This amounts to approximately 9.978% of the 10,173,790 outstanding shares as of April 10, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 19188J409	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Fred Hassan
Date: April 12, 2023	Fred Hassan, individually